SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 26, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2015,

together with the review report on interim-period financial statements

CONTENTS

•	Review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries

REVIEW REPORT

ON INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

I.	Report on the financial statements

Introduction

1.	We have reviewed (a) the accompanying interim financial statements of BANCO MACRO S.A. (“the Bank”), (b) the accompanying interim consolidated financial statements of BANCO MACRO S.A. and its subsidiaries, which comprise the related balance sheets as of March 31, 2015, and the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the three-month period then ended, and (c) a summary of the significant accounting policies and additional explanatory information.

Responsibility of the Bank’s Management and Board in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and fair presentation of these financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina) and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of interim period financial statements that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the accompanying financial statements based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the accompanying financial statements have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA.

Emphasis on certain issues disclosed in the financial statements

5.	Attention should be paid to note 5. to the accompanying stand-alone financial statements, where valuation differences between the BCRA accounting regulations used in preparing the accompanying financial statements and the Argentine professional accounting standards effective in the City of Buenos Aires are identified and quantified. This issue does not change the conclusion expressed in paragraph 4.

6.	As further explained in note 24. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

II.	Report on other legal and regulatory requirements

In compliance with current legal requirements, we report that:

a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions, the CNV (Argentine Securities Commission) regulations, and BCRA rules.

b)	The financial statements mentioned in paragraph 1. have been transcribed to the “Inventory and Financial Statements” Book and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements and the applicable BCRA rules.

c)	As of March 31, 2015, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 37,337,273, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no significant findings on the information included in note 17.1. to the accompanying stand-alone financial statements as of March 31, 2015, with regard to the requirements established by the CNV with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

City of Buenos Aires,

May 11, 2015

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

MARCH 31, 2015

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2015	12/31/2014
ASSETS

A.	CASH
	Cash on hand	2,986,695	3,829,909
	Due from banks and correspondents
	Central Bank of Argentina	6,083,236	8,701,883
	Local Other	42,770	17,568
	Foreign	588,888	582,887
	Other	552	535
		9,702,141	13,132,782

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	2,566,773	2,606,409
	Holdings booked at amortized cost	319,545	332,061
	Instruments issued by the Central Bank of Argentina	9,132,746	5,199,976
	Investments in listed private securities	1,104,514	776,655
		13,123,578	8,915,101

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	570,087	604,391
	To the financial sector
	Interfinancing (granted call)	77,000
	Other financing to Argentine Financial Institutions	90,296	107,657
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,843	1,043
	To the non-financial private sector and foreign residents
	Overdrafts	5,535,514	3,230,037
	Documents	4,589,229	4,598,728
	Mortgage loans	2,222,541	2,290,152
	Pledge loans	1,856,676	1,786,490
	Personal loans	14,490,167	13,457,356
	Credit cards	8,969,740	8,501,522
	Other (Note 7.1.)	5,518,251	5,720,144
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	813,429	749,125
	less: Unearned discount	(194,532)	(203,744)
	less: Allowances (Exhibit J)	(1,155,056)	(1,083,760)
		43,385,185	39,759,141

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2015	12/31/2014
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	812,131	695,631
	Amounts receivable from spot and forward sales pending settlement	1,626,935	198,564
	Securities and foreign currency receivables from spot and forward purchases
	pending settlement (Exhibit O)	231,832	299,209
	Unlisted corporate bonds (Exhibits B, C and D)	375,219	448,167
	Receivables from forward transactions without delivery of underlying asset	8,259	136,613
	Other receivables not covered by debtors classification standards (Note 7.2.)	493,142	401,664
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	132,632	163,482
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	578	668
	less: Allowances (Exhibit J)	(230,482)	(231,346)
		3,450,246	2,112,652

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	399,517	391,841
	Accrued interest and adjustments	6,107	5,191
	less: Allowances (Exhibit J)	(4,560)	(4,456)
		401,064	392,576

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,286,062	1,205,308
	Other	139,293	125,142
	less: Allowances (Exhibit J)	(609)	(609)
		1,424,746	1,329,841

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	2,812	2,804
	Other (Note 7.3.)	580,259	566,668
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	177	160
	Other accrued interest and adjustments receivable	13	14
	less: Allowances (Exhibit J)	(5,207)	(5,180)
		578,054	564,466

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	908,310	829,804

I.	OTHER ASSETS (Exhibit F)	895,633	800,913

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	41,223	44,736
	Organization and development costs	351,293	344,667
		392,516	389,403

K.	ITEMS PENDING ALLOCATION	11,258	12,359

TOTAL ASSETS		74,272,731	68,239,038

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2015	12/31/2014
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	5,730,895	5,580,418
	From the financial sector	30,107	38,663
	From the non-financial private sector and foreign residents
	Checking accounts	10,392,215	10,380,946
	Savings accounts	9,930,979	10,184,033
	Time deposits	23,374,528	20,424,705
	Investment accounts	331,288	190,503
	Other (Note 7.5.)	1,478,731	1,072,578
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	407,390	342,577
		51,676,133	48,214,423

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	17,741	16,835
	International Banks and Institutions (Exhibit I)	38,964	87,858
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	938,372	909,890
	Amounts payable for spot and forward purchases pending settlement	230,418	274,452
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,637,623	213,090
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	124,500	100,000
	Other financing received from Argentine financial institutions	19,189	20,489
	Accrued interest payable	68	142
	Other (Note 7.6. and Exhibit I)	3,309,730	3,724,800
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	45,880	65,406
		6,362,485	5,412,962

N.	OTHER LIABILITIES
	Fees	23,113	10,069
	Other (Note 7.7.)	2,095,478	1,688,295
		2,118,591	1,698,364

O.	PROVISIONS (Exhibit J)	143,582	130,413

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	1,359,860	1,287,317

Q.	ITEMS PENDING ALLOCATION	6,044	3,742

TOTAL LIABILITIES		61,666,695	56,747,221

SHAREHOLDERS' EQUITY (As per related statement)		12,606,036	11,491,817

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		74,272,731	68,239,038

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015	12/31/2014
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	112,150,677	93,116,336
Contingent	13,529,849	12,956,202
Guarantees received	12,776,521	12,465,903
Other not covered by debtors classification standards	113	126
Contingent debit-balance contra accounts	753,215	490,173
Control	97,635,464	75,035,132
Receivables classified as irrecoverable	1,373,720	1,305,187
Other (Note 7.8.)	96,038,361	73,101,887
Control debit-balance contra accounts	223,383	628,058
Derivatives (Exhibit O)	985,364	5,125,002
Notional value of put options taken (Note 12.b))	9,034	8,759
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	428,067	2,432,466
Derivatives debit-balance contra accounts	548,263	2,683,777

CREDIT-BALANCE ACCOUNTS	112,150,677	93,116,336
Contingent	13,529,849	12,956,202
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	131,027	113,723
Other guarantees provided not covered by debtors classification standards	142,916	145,861
Other covered by debtors classification standards (Exhibits B, C and D)	354,256	219,559
Other not covered by debtors classification standards	125,016	11,030
Contingent credit-balance contra accounts	12,776,634	12,466,029
Control	97,635,464	75,035,132
Checks to be credited	223,383	628,058
Control credit-balance contra accounts	97,412,081	74,407,074
Derivatives (Exhibit O)	985,364	5,125,002
Notional value of call options sold (Note 12.c))	120,196	114,479
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	428,067	2,569,298
Derivatives credit-balance contra accounts	437,101	2,441,225

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2015	03/31/2014

A.	FINANCIAL INCOME
	Interest on cash and due from banks	35	60
	Interest on loans to the financial sector	9,464	12,291
	Interest on overdrafts	338,244	345,213
	Interest on documents	246,848	246,242
	Interest on mortgage loans	113,274	110,340
	Interest on pledge loans	80,648	60,355
	Interest on credit card loans	551,562	371,888
	Interest on financial leases	19,290	20,443
	Interest on other loans (Note 7.9.)	1,635,649	1,276,121
	Net income from government and private securities (Note 7.10.)	1,060,719	241,184
	Interest on other receivables from financial intermediation	1,106	750
	Income from guaranteed loans - Presidential Decree No. 1387/01	7,068	20,258
	CER (Benchmark Stabilization Coefficient) adjustment	9,278	36,895
	CVS (Salary Variation Coefficient) adjustment	44	251
	Difference in quoted prices of gold and foreign currency	64,205	599,417
	Other (Note 7.11.)	38,978	216,974
		4,176,412	3,558,682

B.	FINANCIAL EXPENSE
	Interest on savings accounts	13,556	10,664
	Interest on time deposits	1,268,369	1,045,094
	Interest on interfinancing received loans (received call)	4,415	67
	Interest on other financing from Financial Institutions		4
	Interest on other liabilities from financial intermediation	22,451	22,103
	Interest on subordinated bonds	31,923	29,152
	Other interest	689	812
	CER adjustment	1,245	3,196
	Contribution to Deposit Guarantee Fund	84,135	17,327
	Other (Note 7.12.)	288,669	225,173
		1,715,452	1,353,592

	GROSS INTERMEDIATION MARGIN - GAIN	2,460,960	2,205,090

C.	PROVISION FOR LOAN LOSSES	191,379	120,355

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	19,968	16,377
	Related to deposits	728,315	585,464
	Other commissions	22,057	16,241
	Other (Note 7.13.)	437,487	326,903
		1,207,827	944,985

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2015	03/31/2014

E.	SERVICE-CHARGE EXPENSE
	Commissions	80,213	57,430
	Other (Note 7.14.)	234,075	187,935
		314,288	245,365

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	870,337	638,626
	Directors' and statutory auditors' fees	47,387	67,697
	Other professional fees	44,137	35,959
	Advertising and publicity	36,206	19,938
	Taxes	79,885	62,611
	Depreciation of bank premises and equipment	35,056	28,245
	Amortization of organization costs	32,440	25,303
	Other operating expenses (Note 7.15.)	201,009	163,925
	Other	104,660	77,575
		1,451,117	1,119,879

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,712,003	1,664,476

G.	OTHER INCOME
	Income from long-term investments	97,721	144,301
	Penalty interest	14,758	12,287
	Recovered loans and allowances reversed	23,652	17,895
	CER adjustment	9	38
	Other (Note 7.16.)	18,581	23,522
		154,721	198,043

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	5	1
	Charges for other receivables uncollectibility and other allowances	10,032	8,808
	Depreciation and loss of other assets	999	340
	Goodwill amortization	3,513	3,513
	Other (Note 7.17.)	119,956	19,519
		134,505	32,181

	NET INCOME BEFORE INCOME TAX - GAIN	1,732,219	1,830,338

I.	INCOME TAX (Note 4.)	618,000	644,000

	NET INCOME FOR THE PERIOD - GAIN	1,114,219	1,186,338

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015							03/31/2014
				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	1,988,882	4,929,430	3,584,932	11,491,817	8,627,431

Net income for the period - Gain						1,114,219	1,114,219	1,186,338

Balances at the end of the period	584,563	399,499	4,511	1,988,882	4,929,430	4,699,151	12,606,036	9,813,769

(1) See Note 10.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015	03/31/2014
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	14,690,022	11,249,840
Cash at the end of the period	12,184,569	9,732,376
Net decrease in cash	(2,505,453)	(1,517,464)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(851,520)	(3,006,841)
Loans
To the financial sector	(50,975)	51,677
To the non-financial government sector	50,539	3,505
To the non-financial private sector and foreign residents	(823,843)	1,805,422
Other receivables from financial intermediation	(1,269,430)	(2,636,972)
Receivables from financial leases	10,698	24,543
Deposits
From the financial sector	(8,556)	(1,683)
From the non-financial government sector	35,559	677,139
From the non-financial private sector and foreign residents	2,068,196	1,276,380
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	20,011	(70,163)
Others (except liabilities included under financing activities)	(480,861)	315,224
Collections related to service-charge income	1,211,021	943,392
Payments related to service-charge expenses	(319,788)	(240,865)
Administrative expenses paid	(1,299,697)	(1,000,136)
Payment of organization and development costs	(39,066)	(39,991)
Net collections from penalty interest	14,753	12,286
Differences from payments related to court orders	(2,424)	(347)
Collections of dividends from other companies	24	420
Other (payments) / collections related to other income and losses	(66,978)	20,607
Net payments from other operating activities	(217,272)	(469,860)
Payment of income tax	(287,799)	(178,918)
Net cash flows used in operating activities	(2,307,408)	(2,515,181)

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015	03/31/2014
Investing activities
Net payments for bank premises and equipment	(106,447)	(113,293)
Net payments for other assets	(103,231)	(41,584)
Net cash flows used in investing activities	(209,678)	(154,877)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(39,108)	(36,255)
Central Bank of Argentina
Other	661	(59)
International Banks and Institutions	(49,924)	(22,328)
Financing received from Argentine financial institutions	(1,300)	(1,010)
Net cash flows used in financing activities	(89,671)	(59,652)

Financial income and holding gains on cash and cash equivalents	101,304	1,212,246

Net decrease in cash	(2,505,453)	(1,517,464)

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2015 and December 31, 2014, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,322,075 and 2,303,677 (including 66,622 and 63,924 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2015 and December 31, 2014, the deposits held by the Salta Provincial Government with the Bank amounted to 769,040 and 1,058,824 (including 282,763 and 273,786 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2015 and December 31, 2014, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,470,846 and 1,545,710 (including 147,599 and 127,743 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of March 31, 2015 and December 31, 2014, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 1,720,895 and 2,525,505 (including 502,803 and 608,089 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of March 31, 2015 and December 31, 2014, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 19,938 and 19,663, respectively.

Also, as of March 31, 2015 and 2014, net income recorded through the method mentioned in the previous paragraph amounted to 8,995 and 9,016, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2015 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the three-month period ended March 31, 2015, are presented comparatively with data for the same period in the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to apply it arise from requirements contained in Technical Resolutions (TR) No. 6 and No. 17 issued by FACPCE (Argentine Federation of Professional Councils in Economic Sciences), which were amended by provisions of TR No. 39 approved by Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014, as supplemented by Interpretation No. 8, both of them issued by the abovementioned Federation in October 2013 and June 2014, respectively.

These standards establish mainly, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses), as a key indicator and essential condition, that identifies an inflationary context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date. Additionally, if the adjustment to the financial statements to reflect the effect of changes in the peso purchasing power had to reinstated after a period of discontinuation, such adjustments shall be applicable from the beginning of the fiscal year when the existence of the characteristics identifying inflationary context are verified, and the changes to be considered shall be ones existing as from the moment the adjustment was discontinued or as from a subsequent date, as applicable to the items to be adjusted.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 268 of General Resolution No. 7/2005 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of March 31, 2015 and 2014 and December 31, 2014, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of March 31, 2015 and December 31, 2014, the present value calculated by the Bank for these securities amounted to 188,195 and 194,538, respectively.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)  Private Securities – Investment in listed private securities:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of March 31, 2015 and December 31, 2014, the present value reported by the Central Bank for these securities amounted to 470,305 and 429,982, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

Additionally, and as provided by Central Bank Communiqué “A” 5689, includes provisions for summary judgements and sanctions applied by the Central Bank and other regulators, which are equivalent to the relevant amounts not yet paid (see Note 19.).

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	03/31/2015	12/31/2014	03/31/2014
Cash	9,702,141	13,132,782	7,709,249

Government and private securities
Holdings booked at market value			15,880
Instruments issued by the Central Bank	2,482,428	1,557,240	2,009,247
Cash and cash equivalents	12,184,569	14,690,022	9,732,376

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2015 and 2014, the Bank estimated an income tax charge of 618,000 and 644,000, respectively; hence, no minimum presumed income tax should be assessed for the three-month periods ended on such dates.

Additionally, as of March 31, 2015, the Bank made income tax prepayments for 1,182,949 for the 2014 fiscal year, which will be applied to the tax amount assessed in the 2014 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from Central Bank accounting standards.

The main items with differences in valuation matters as of March 31, 2015 and December 31, 2014 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	03/31/2015	12/31/2014	03/31/2015	03/31/2015	12/31/2014	03/31/2015
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	(12,276)	(22,815)	10,539	(10,753)	(21,420)	10,667
Instruments issued by the Central Bank and booked at amortized cost	11,595	2,443	9,152	11,531	2,381	9,150
Guaranteed loans – Presidential Decree No. 1387/01	15,963	15,155	808	15,963	15,155	808

Business combinations (b)
Acquisition of Nuevo Banco Bisel SA	(80,764)	(83,157)	2,393	(80,764)	(83,157)	2,393
Other	(52,184)	(53,359)	1,175	(52,184)	(53,359)	1,175
Interests in other companies (c)	38,747	35,725	3,022
Deferred assets – Income tax (d)	214,661	209,462	5,199	251,949	243,854	8,095
Liabilities – Provisions (e)	(30,507)	(81,534)	51,027	(30,507)	(81,534)	51,027
Total	105,235	21,920	83,315	105,235	21,920	83,315

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the three-month period ended March 31, 2014, would have increased by 42,048.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item. Additionally, as explained in Note 3.5.m), the Bank booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their remote probability of occurrence (see Note 19.).

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

6.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which were approved by the Board of Directors on March 10, 2015.

As of the date of issuance of these financial statements, the Bank is implementing the abovementioned IFRS conversion process.

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		03/31/2015	12/31/2014
7.1.	Loans - Other
	Other loans	4,684,458	4,726,467
	Export financing and prefinancing	833,793	993,677
		5,518,251	5,720,144

7.2.	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Debt securities issued by financial trusts (See Note 16.)	257,025	165,542
	Certificates of participation in financial trusts (a)	236,083	235,984
	Other	34	138
		493,142	401,664
	(a) As of March 31, 2015 and December 31, 2014, the Bank booked an allowance for impairment for 223,832.

7.3.	Other receivables – Other

	Sundry receivables	261,503	288,489
	Security deposits	218,756	190,246
	Advanced prepayments	66,903	64,642
	Tax prepayments	12,445	5,846
	Other	20,652	17,445
		580,259	566,668

7.4.	Deposits - Nonfinancial government sector

	Time deposits	2,361,191	1,638,321
	Checking accounts	2,319,704	2,851,908
	Investment accounts	80,452	131,697
	Savings accounts	63,113	67,205
	Accrued interest, adjustments and foreign exchange differences payable	23,741	24,354
	Other	882,694	866,933
		5,730,895	5,580,418

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

	Expired time deposits	988,099	592,631
	Unemployment fund for workers of the construction industry	221,434	210,347
	Attachments	219,378	215,416
	Other	49,820	54,184
		1,478,731	1,072,578

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2015	12/31/2014

7.6.	Other liabilities from financial intermediation - Other

	Purchase financing payables	1,300,720	1,486,838
	Miscellaneous not subject to minimum cash requirements	465,683	434,672
	Other withholdings and additional withholdings	459,386	489,076
	Collections and other transactions on account and behalf of others	337,236	442,020
	Miscellaneous subject to minimum cash requirements	142,687	193,393
	Other payment orders pending settlement	112,339	394,883
	Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	90,673	90,673
	Retirement pension payment orders pending settlement	37,982	81,710
	Other	363,024	111,535
		3,309,730	3,724,800

7.7.	Other Liabilities - Other

	Taxes payable (net of prepayments)	1,531,242	1,189,860
	Salaries and payroll taxes payable	317,837	269,720
	Miscellaneous payables	201,055	175,056
	Withholdings on salaries	42,295	50,130
	Prepayment for the sale of assets	3,049	3,529
		2,095,478	1,688,295

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – Anses (Argentine social security administration)	75,614,758	55,081,889
	Securities in custody – Other	15,339,526	12,613,366
	Checks and securities not yet collected	3,139,407	3,406,076
	Managed portfolios (see Note 13.)	1,030,402	992,159
	Checks and securities to be debited	812,730	881,869
	Checks and securities to be collected	101,538	126,528
		96,038,361	73,101,887

		03/31/2015	03/31/2014

7.9.	Financial income – Interest on other loans

	Personal loans	1,313,838	992,319
	Other	321,811	283,802
		1,635,649	1,276,121

7.10.	Financial income – Net income from government and private securities

	Government and private securities	1,030,242	189,223
	Financial trusts	12,665	40,879
	Other	17,812	11,082
		1,060,719	241,184

7.11.	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	19,775	43,418
	Interests on loans for export prefinancing and financing	18,990	19,129
	Forward foreign-currency transactions offset	213	153,608
	Other		819
		38,978	216,974

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2015	03/31/2014

7.12.	Financial expense – Other

	Turnover tax and municipal assessments	284,498	224,877
	Premiums on repurchase agreements with the financial sector	4,171	296
		288,669	225,173

7.13.	Service-charge income – Other

	Debit and credit card income	315,499	224,701
	Service commissions – Joint ventures (see Note 2.5.)	21,575	16,179
	Rental of safe deposit boxes	21,322	18,595
	Other	79,091	67,428
		437,487	326,903

7.14.	Service-charge expense - Other

	Debit and credit card expenses	139,188	113,670
	Turnover tax and municipal assessments	61,441	45,270
	Commissions paid to lending agents	23,785	22,336
	Other	9,661	6,659
		234,075	187,935

7.15.	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	64,681	49,873
	Security services	62,967	52,657
	Electric power and communications	33,407	29,184
	Leases	27,415	23,494
	Stationery and office supplies	7,304	4,826
	Insurance	5,235	3,891
		201,009	163,925

7.16.	Other income – Other

	Other adjustments and interest on other receivables	8,056	15,986
	Services provided to Banco del Tucumán SA	2,737	2,309
	Gain on sale of bank premises and equipment, and other assets	912	470
	Other	6,876	4,757
		18,581	23,522

7.17.	Other expense – Other

	Donations	22,935
	Portfolio transactions	21,539
	Summary and sanctions (see Note 19.)	13,776
	Municipal assessment	545	12,831
	Turnover tax	1,880	1,782
	Other	59,281	4,906
		119,956	19,519

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

8.	RESTRICTED ASSETS

As of March 31, 2015 and December 31, 2014 the following Bank’s assets are restricted:

Item	03/31/2015	12/31/2014

Government and private securities

• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 used as security in favor of SEDESA (1).	89,331	84,569
• Federal Government bond in pesos at Badlar Private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.	92,590	92,464
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 and Federal Government bond in pesos at Badlar Private + 300 basis points, maturing in 2015 securing the role of custodian of Sustainability Guarantee Fund investments, respectively.	58,200	62,043
• Discount securities regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.	51,660
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2016 and Federal Government bond in pesos at Badlar Private + 300 basis points, maturing in 2015 for the performance of forward foreign currency trading transactions, respectively.	17,460	45,274
• Discount securities regulated by Argentinean legislation, maturing 2033 for the performance of forward foreign currency trading transactions.	18,999
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	35,803	36,748
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	14,680	13,991
• Other government and private securities.	3,768	2,881
Subtotal government and private securities	382,491	337,970

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	58,009	56,577
Subtotal Loans	58,009	56,577

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	812,131	695,631

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014.	32,370	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014.	20,226	20,000
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013.	2,783	3,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014.	7,000	7,000
Subtotal other receivables from financial intermediation	874,510	755,631

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	03/31/2015	12/31/2014

Other receivables

• Security deposits related to credit card transactions	213,304	185,146

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827

• Other guarantee security.	5,452	5,100
Subtotal other receivables	219,583	191,073

Other assets
• Building related to a call option sold (see Note 12.(c)).	104,819	105,258
Subtotal other assets	104,819	105,258

Total	1,639,412	1,446,509

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3. to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2015	12/31/2014

ASSETS

Cash		6,271			6,271	6,083

Loans				277,721	277,721	269,398

Other receivables from financial intermediation				116,674	116,674	401,646

Receivables from financial lease			9,309	1,100	10,409	10,458

Other receivables				153	153	993

Items pending allocation	37				37	20

Total assets	37	6,271	9,309	395,648	411,265	688,598

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2015	12/31/2014
LIABILITIES

Deposits		1,037	29,544	111,940	142,521	208,121

Other liabilities from financial intermediation				136	136	342,496

Total liabilities		1,037	29,544	112,076	142,657	550,617

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent			1,770	29,100	30,870	3,724

Credit-balance accounts – Derivatives				44,980	44,980	154,555

					03/31/2015	03/31/2014
INCOME (EXPENSE)

Financial income			573	3,376	3,949	3,808

Financial expense	(3,809)			(2,471)	(6,280)	(5,201)

Service-charge income	6	1	137	670	814	234

Service-charge expense			(144)		(144)

Administrative expenses	(3)				(3)	(3)

Other income	2,963				2,963	2,524

Total income / (loss)	(843)	1	566	1,575	1,299	1,362

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2015, amounted to 584,563. Since December 31, 2012, the Bank’s capital stock has changed as follows.

As of December 31, 2012	594,485
Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78
Capital stock decrease as provided by Art. 67 of Law No. 26,831 (2)	(10,000)
As of March 31, 2015	584,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones SA, in the merger process with Banco Macro SA.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders´ meeting has issued no resolution as to the application thereof. As the date of issuance of these financial statements, the capital stock decrease is in process in the CNV, to be subsequently registered in the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value	Residual face value as of 03/31/2015	03/31/2015	12/31/2014
Subordinated – Class 1	USD 150,000,000 (a.1)	USD 150,000,000	1,359,860	1,287,317
Non-subordinated – Class 2	USD 150,000,000 (a.2)	USD 106,395,000	951,666	942,115
Total			2,311,526	2,229,432

On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 22.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in the City of Buenos Aires. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of March 31, 2015 and December 31, 2014 are as follows:

Transaction	03/31/2015	12/31/2014
Net position of repurchase agreements	(1,585,431)	94,917
Net asset position of forward transactions without delivery of the underlying asset (a)		(136,832)
Position of put options taken (b)	9,034	8,759
Position of call options sold (c)	(120,196)	(114,479)

Net income (loss) resulting from these transactions for the three-month periods ended March 31, 2015 and 2014, amount to income (loss):

Transaction	03/31/2015	03/31/2014
Premiums on reverse repurchase agreements	19,775	43,418
Premiums on repurchase agreements	(4,171)	(296)
Interest rate swap		819
Forward foreign-currency transactions offset	213	153,608
Total	15,817	197,549

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Mercado Abierto Electrónico (MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(b)	It is related to a put option taken with a Bank´s customer of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included.

(c)	It is related to a call option sold to a bank´s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

13.	PORTFOLIO MANAGEMENT

As of March 31, 2015 and December 31, 2014, the Bank manages the following portfolios:

	Managed portfolio as of
Item	03/31/2015	12/31/2014
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,023	14,026
• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	40,731	40,927
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and Banco Macro SA.	112,686	110,469
• On August 19, 2002, ABN AMRO Bank NV Sucursal Argentina, as trustee, the former Scotiabank Quilmes SA, as trustor, Banco Comafi SA, as an agent and collecting manager and the former Banco Bansud SA (currently Banco Macro SA), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	69,893	70,015
• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,580	55,738
• On November 22, 2012 and 2013 and November 26, 2014, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II” and “SECANE III”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	364,560	368,358
• Other portfolios managed by the Bank.	372,929	332,626
Total	1,030,402	992,159

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

14.	MUTUAL FUNDS

As of March 31, 2015, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)
Pionero Pesos	493,831,926	1,076,721	858,068
Pionero Renta Ahorro	809,076,182	2,675,921	2,668,543
Pionero F F	62,092,750	174,423	170,224
Pionero Renta	41,152,802	311,923	308,300
Pionero Acciones	2,739,592	25,026	24,553
Pionero Renta Dólares	6,027	20
Pionero Empresas FCI Abierto PYMES	63,820	88	83
Pionero Consumo	80,081	105	87
Argenfunds Renta Pesos	225,243,670	251,136	251,588
Argenfunds Renta Argentina	212,623,153	257,975	258,850
Argenfunds Ahorro Pesos	406,124,546	709,093	713,642
Argenfunds Renta Privada FCI	294,381,220	464,527	458,451
Argenfunds Abierto Pymes	723,768	931	934

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 8.7559% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10981 of March 26, 2015.

This system shall cover the deposits up to the amount of 350 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly:

-	prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Mila, Garbarino, Accicom, CCF Créditos and Consubond). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting and,

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	debt securities related to Loma Blanca Financial Trust.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of March 31, 2015 and December 31, 2014, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 26,970 and 20,668, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2015 and December 31, 2014, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia SA and Banco del Tucumán SA (subsidiaries) amounted to 457,767 and 493,078, respectively.

16.4	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2015 and December 31, 2014, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 704,462 and 614,284, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

As mentioned in Note 21., on September 5, 2013, the CNV issued General Resolution No. 622. Considering Banco Macro SA’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), and comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and is in the process of registering for financial trustee (AF) and non-financial trustee (FNOF) agent categories.

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 24,500, as well as the minimum required offsetting entry of 14,000, which the Bank paid-in at the end of the period with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2012 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2014, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Sargento Cayetano Beleira 410, formerly Ruta Km 8 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for March 2015 are listed below, indicating the balances as of month-end of the related accounts:

Item	03/31/2015
Cash
Amounts in Central Bank accounts	6,083,236
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	812,131
Total	6,895,367

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for March 2015, along with its computable capital as of the end of that month:

Item	03/31/2015
Minimum capital requirement	5,518,860
Computable capital	11,149,646
Excess amount	5,630,786

19. SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of March 31, 2015 is disclosed below:

19.1.	Summary Judgements initiated by the Central Bank:

Date & No. of Summary	Reason	Responsible	Status
04/14/2011 Criminal Foreign Exchange Regime Summary N° 4674.	Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.	Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager. (1)	The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba.
03/11/2013 Financial Summary No. 1380.	Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements.	Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager. (2)	In process at the Central Bank.
01/07/2014 Criminal Foreign Exchange Regime Summary N0. 5645.	Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.	Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange. (3)	In process at the Central Bank.

(1)	Mariano Raúl Misino and Roberto David Luna.
(2)	Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar and Carlos Soulé.
(3)	Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

19.2.	Sanctions imposed by the Central Bank:

Date & No. of Summary	Reason	Responsible	Status
04/10/2008 Financial summary No. 1227

Supposed infraction of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Central Bank authorization.

Original sanction amount: 2,625

Current sanction amount: 1,400

		Banco Macro SA Directors. (1)	On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was file against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal filed, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. The bank is currently analyzing the steps to be taken.
08/01/2013 Summary No. 1394	Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.	Banco Macro SA and Chairman. (2)	On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank. On 03/27/2015 the Central Bank passed Sentence No. 272, whereby the appeal was dismissed and the sanction was confirmed.
08/14/2013 Financial Summary No. 1401.	Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Sanction amount: 2,400	Banco Macro SA and Directors. (3)	On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing sanctions to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF.

(1)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito.
(2)	Jorge Horacio Brito.
(3)	Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

19.3.	Sanctions imposed by the Financial Information Unit (UIF).

Date & File No.	Reason	Responsible	Status
01/16/2009 File No. 62/2009	Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718	Banco Macro SA and those in charge of Anti-money laundering regulation compliance. (1)	UIF. passed Resolution No. 72/2011 on 06/09/2011, imposing sanctions to those responsible. An appeal was presented at CNACAF.
06/09/2011 File No. 62/2009 (extension)	Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538	Banco Macro SA and those in charge of Anti-money laundering regulation compliance. (2)	UIF. passed Resolution No. 04/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6338/2011	Purchase of foreign currency. Sanction amount: 2,136	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 110/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6420/2011	Purchase of foreign currency. Sanction amount: 822	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 124/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6406/2011	Purchase of foreign currency. Sanction amount: 677	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 171/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6407/2011	Purchase of foreign currency. Sanction amount: 802	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 132/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/07/2011 File No.6405/2011	Purchase of foreign currency. Sanction amount: 1,504	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 26/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/07/2011 File No. 6491/2011	Banco Suquía SA –Deposits in checking account. Sanction amount: 791	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (4)	UIF. passed Resolution No. 118/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/28/2011 File No. 6612/2011	Purchase of foreign currency. Sanction amount: 688	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 53/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Date & File No.	Reason	Responsible	Stage
12/28/2011 File No. 6614/2011	Purchase of foreign currency. Sanction amount: 843	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 6/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
06/27/2012 File No. 517/2012	Purchase of foreign currency. Sanction amount: 1,857	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (5)	UIF. passed Resolution No. 500/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

(1)	Juan Pablo Brito Devoto and Luis Carlos Cerolini.
(2)	Fernando Andrés Sansuste.
(3)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors – and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito –as Directors of Banco Macro SA.
(4)	Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.
(5)	Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

Although, sanctions do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 11,376, which was recorded according to Communiqué “A” 5689 of Central Bank.

Additionally, there are pending summaries at CNV and UIF, as described below:

Date & Resolution No.	Reason	Responsible
09/26/2014 CNV. Resolution No. 17,529	Potential non-compliance with the obligation to inform a “Significant Event”.	Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations. (1)
05/10/2012 UIF. File No. 160/2012	Purchase of foreign currency.	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (2)
07/30/2014 File No. 248/2014 (UIF note presidency 245/2013 11/26/2013)	Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files.	Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (3)

(1)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto, Jorge Pablo Brito; Luis Carlos Cerolini; Roberto Julio Eilbaum; Alejandro Macfarlane; Carlos Enrique Videla; Guillermo Eduardo Stanley; Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner.
(2)	Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito.
(3)	Luis Carlos Cerolini (as Compliance Officer and Director) and Jorge Horacio Brito; Delfin Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Jorge Pablo Brito; Alejandro Macfarlane; Carlos Enrique Videla; Guillermo Eduardo Stanley; Constanza Brito; Emanuel Antonio Alvarez Agis; Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

20.	TAX AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones SA for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aires government filed an action for payment and secured a provisional attachment in the amount of 827 (see also Note 8.).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

20.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank.

Additionally, there are other claims filed by consumers’ associations against the Bank, which are not relevant.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, during the first quarter of 2014, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates.

Lastly, on December 27, 2012, a new Capital Markets Law was enforced (No. 26,831), as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. As a result of this new regulation, different agents had to make material, operative and business modifications (see also Note 17.1).

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the Shareholders’ Meeting must set a special reserve for the interest to be paid upon the maturities, taking place in June and December.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed with the Central Bank express authorization, provided there are no records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies or there are no sanctions imposed by UIF, weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required minimum capital considering, solely for this purpose (i) an 75% incremental adjustment to the total requirements, (ii) 100% of the additional capital requirement, established by Communiqué “A” 5694 for financial institution with domestic systemically important banks (D-SIBs), deducting the abovementioned adjustments, among others.

Among other issues, the Regular Shareholders´ Meeting held on April 23, 2015, decided as follows:

-	Apply 695,907 out of “Unappropriated retained earnings” to set the legal reserve related to 20% of income for the year ended December 31, 2014, according to Central Bank standards.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	Apply 125,073 out of “Unappropiated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2015, as established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 11.a.1) and as established by Central Bank Communiqué “A” 4576.

-	Distribute cash dividends up to the amount of 596,254. Such distribution is pending approval by Central Bank.

-	Apply 2,736,054 out of “Unappropiated retained earnings” to set an optional reserve for future distributions of earnings.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015		12/31/2014	03/31/2015
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		935,499	861,594	941,919		941,919
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		518,609	494,833	514,728		514,728
Federal government bonds in pesos at Badlar Private + 2% - Maturity: 2016		440,173	377,042	440,628		440,628
Federal government bonds in US dollars at 1.75% - Maturity: 2016		90,238	80,099	90,543		90,543
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		85,366	80,463	83,817		83,817
Federal government bonds in US dollars at 7% - Maturity: 2015		78,697	121,396	72,293		72,293
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		77,085	54,512	76,523		76,523
Federal government bonds in US dollars at 8.75% - Maturity: 2024		63,600
Federal government bonds in US dollars at 2.40% - Maturity: 2018		50,994	59,796	51,527		51,527
Federal government bonds in pesos at Badlar + 2.50% - Maturity: 2019		49,228	38,560	49,228		49,228
Other		177,284	438,114	162,417		162,417
Subtotal holdings booked at market value		2,566,773	2,606,409	2,483,623		2,483,623

Holdings booked at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	162,158	162,158	161,937	162,158		162,158
Argentine saving bond for the economy development in US dollars at 4% - Maturity: 07-27-2016	120,122	131,868	129,184	120,122		120,122
Province of Entre Ríos Treasury Bills - Maturity: 12-11-2016	26,037	25,519	25,487	26,037		26,037
Province of Chaco Treasury Bills - Maturity: 01-22-2015			15,453
Subtotal Holdings booked at amortized cost		319,545	332,061	308,317		308,317

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015		12/31/2014	03/31/2015
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-29-2015		684,655		684,655		684,655
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-13-2015		534,024		534,024		534,024
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-15-2015		529,613		529,613		529,613
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-20-2015		391,297		391,297		391,297
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-22-2015		364,903		364,903		364,903
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-06-2015		360,012		360,012		360,012
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-08-2015		358,749		358,749		358,749
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-03-2015		334,795		334,795		334,795
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-08-2015		177,140		177,140		177,140
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-01-2015		144,865		144,865		144,865
Other			3,288,286
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		3,880,053	3,288,286	3,880,053		3,880,053

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-16-2015		1,403,424
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-30-2015		46,179
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-12-2015		40,901
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-24-2015		22,932
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-01-2015		2,535
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-15-2015		1,980
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-04-2015			32,030
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-20-2015			4,077
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,517,951	36,107

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-27-2015		547,430		547,430		547,430
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-24-2015		471,160		471,160		471,160
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-10-2015		409,272		409,272		409,272
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-17-2015		340,944		340,944		340,944
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 04-15-2015		199,657		199,657		199,657
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-01-2015		187,707		187,707		187,707
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-22-2015		184,713		184,713		184,713
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-12-2015		181,826		181,826		181,826
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-15-2015		162,339		162,339		162,339
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-07-2015		154,635	908	154,635		154,635
Other		895,059	1,874,675	1,090,403		1,090,403
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		3,734,742	1,875,583	3,930,086		3,930,086

Subtotal Instruments issued by the Central Bank of Argentina		9,132,746	5,199,976	7,810,139		7,810,139

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015		12/31/2014	03/31/2015
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		9,132,746	5,199,976	7,810,139		7,810,139

Total Instruments issued by the Central Bank of Argentina		9,132,746	5,199,976	7,810,139		7,810,139
Total Government securities		12,019,064	8,138,446	10,602,079		10,602,079

Investments in listed private securities
Capital Instruments
- Local
YPF SA		288,577	258,458	288,577		288,577
Siderar SAIC		211,473	154,670	211,473		211,473
Petrolera Pampa SA		200,610	99,231	200,610		200,610
Aluar Aluminio Argentino		183,291	124,724	183,291		183,291
Telecom Argentina Stet-France Telecom SA		146,081	87,378	146,081		146,081
Petrobras Energía SA		46,831	30,286	46,831		46,831
Cresud SAIC		12,062	9,169	12,062		12,062
Molinos Rio de la Plata SA		10,332	8,858	10,332		10,332
IRSA Inversiones y Prestaciones SA		3,870	2,886	3,870		3,870
Alto Palermo SA (Apsa)		1,387	995	1,387		1,387
Subtotal Capital Instruments		1,104,514	776,655	1,104,514		1,104,514
Total Investments in listed private securities		1,104,514	776,655	1,104,514		1,104,514
Total government and private Securities		13,123,578	8,915,101	11,706,593		11,706,593

(1) Position without options as of March 31, 2015, includes “Holdings” plus: “spot and forward purchases pending settlement", less "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015	12/31/2014

COMMERCIAL

In normal situation	17,398,936	15,197,007
With Senior “A” guarantees and counter-guarantees	1,319,695	1,352,637
With Senior “B” guarantees and counter-guarantees	2,892,988	2,839,846
Without Senior guarantees or counter-guarantees	13,186,253	11,004,524

Subject to special monitoring	71,364	67,494
In observation
With Senior “A” guarantees and counter-guarantees	1,071
With Senior “B” guarantees and counter-guarantees	18,883	31,279
Without Senior guarantees or counter-guarantees	51,410	36,215

Troubled	29,518	86,085
With Senior “B” guarantees and counter-guarantees	17,898	26,506
Without Senior guarantees or counter-guarantees	11,620	59,579

With high risk of insolvency	317,711	244,230
With Senior “A” guarantees and counter-guarantees	4,695	1,206
With Senior “B” guarantees and counter-guarantees	184,569	152,521
Without Senior guarantees or counter-guarantees	128,447	90,503

Irrecoverable	41,324
With Senior “B” guarantees and counter-guarantees	26,723
Without Senior guarantees or counter-guarantees	14,601

Subtotal Commercial	17,858,853	15,594,816

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015	12/31/2014

CONSUMER

Performing	27,146,259	25,765,495
With Senior “A” guarantees and counter-guarantees	519,939	499,578
With Senior “B” guarantees and counter-guarantees	2,110,652	2,110,321
Without Senior guarantees or counter-guarantees	24,515,668	23,155,596

Low risk	419,558	330,910
With Senior “A” guarantees and counter-guarantees	3,031	861
With Senior “B” guarantees and counter-guarantees	20,567	20,298
Without Senior guarantees or counter-guarantees	395,960	309,751

Medium risk	243,444	213,372
With Senior “A” guarantees and counter-guarantees	390
With Senior “B” guarantees and counter-guarantees	14,771	8,581
Without Senior guarantees or counter-guarantees	228,283	204,791

High risk	183,622	186,537
With Senior “A” guarantees and counter-guarantees	1,567	1,595
With Senior “B” guarantees and counter-guarantees	8,997	12,416
Without Senior guarantees or counter-guarantees	173,058	172,526

Irrecoverable	90,724	97,165
With Senior “A” guarantees and counter-guarantees	60
With Senior “B” guarantees and counter-guarantees	10,567	7,820
Without Senior guarantees or counter-guarantees	80,097	89,345

Irrecoverable according to Central Bank's rules	106	201
Without Senior guarantees or counter-guarantees	106	201

Subtotal Consumer	28,083,713	26,593,680
Total	45,942,566	42,188,496

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015		12/31/2014
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,427,911	7.46	2,051,695	4.86
50 next largest customers	4,410,974	9.60	3,911,770	9.27
100 next largest customers	3,069,639	6.68	2,822,271	6.69
Other customers	35,034,042	76.26	33,402,760	79.18

Total	45,942,566	100.00	42,188,496	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	80	73,097	3,465	41,652	46,873	431,280		596,447

Financial sector		90,176	18,251	17,995	36,647	96,141	8,814	268,024

Non-financial private sector and foreign residents	584,043	15,847,560	5,570,837	4,230,844	4,346,324	6,508,052	7,990,435	45,078,095

Total	584,123	16,010,833	5,592,553	4,290,491	4,429,844	7,035,473	7,999,249	45,942,566

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2015					12/31/2014	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year-end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán SA	Common	100	1	395,341	896,122	827,903	Financial institution	03-31-15	43,960	996,444	75,856
Macro Securities SA	Common	1	1	12,776,680	103,718	93,423	Brokerage house	03-31-15	12,886	104,523	9,918
Macro Fiducia SA	Common	1	1	6,475,143	18,974	17,812	Services	03-31-15	6,567	18,523	1,093
Macro Fondos SGFCISA	Common	1	1	327,183	10,149	7,488	Mutual funds management	03-31-15	1,713	52,050	12,889
Foreign
Macro Bank Limited	Common	1	1	9,816,899	388,728	376,230	Financial institution	03-31-15	9,817	388,728	12,496
Subtotal subsidiaries					1,417,691	1,322,856

- Non-subsidiaries
In Argentina
Provincanje SA	Common	1	1	600,000	603	603	Swap of securities	12-31-13	7,200	7,667	924
Prisma Medio de Pagos (former Visa Argentina SA)	Common	1	1	1,141,503	3,554	3,554	Business services	05-31-14	15,000	356,378	295,046
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-13	1,000	3,281	175
ACH SA	Common	1	1	110,500	196	196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-13	242	37,385	12,485
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-14	10,250	96,305	54,025
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-14	19,465	1,439,275	52,204
Foreign
Banco Latinoamericano de Exportaciones SA	Common	10	1	7,303	695	674	Financial institution	12-31-14	2,394,389	7,791,411	914,551
Banco Latinoamericano de Exportaciones SA	Com "E"	1	1	3,729	517	501	Financial institution	12-31-14	2,394,389	7,791,411	914,551
Subtotal non-subsidiaries					5,865	5,828

Total in financial institutions, supplementary and authorized activities					1,423,556	1,328,684

In other companies
- Non-subsidiaries
In Argentina
Other					1,756	1,724
Foreign
SWIFT SA	Common	1	1	5	43	42	Services	12-31-13	2,342,902	2,925,690	186,418
Total in other companies					1,799	1,766
Total (1)					1,425,355	1,330,450

(1) As of March 31, 2015 and December 31, 2014 the Bank booked allowances for impairment in value amounting to 609, as both dates (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

					Depreciation for
	Net book				the period		Net book
	value at				Years of		value at end
	beginning of				useful		of the
Item	fiscal year	Increases	Transfers	Decreases	life	Amount	period

Bank premises and equipment
Buildings	452,559	43,954	6,948	53	50	4,625	498,783
Furniture and facilities	105,498	15,106	(40)		10	4,244	116,320
Machinery and equipment	245,151	44,436	52		5	22,383	267,256
Vehicles	26,596	3,522	(12)	351	5	3,804	25,951

Total	829,804	107,018	6,948	404		35,056	908,310

Other assets
Works in progress	364,037	63,320					427,357
Works of art	1,170	28					1,198
Prepayments for the purchase of assets	74,925	36,184					111,109
Foreclosed assets	113,941			673	50	454	112,814
Stationery and office supplies	24,512	7,088		6,123			25,477
Other assets	222,328	2,702	(6,948)		50	404	217,678

Total	800,913	109,322	(6,948)	6,796		858	895,633

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book		Amortization for the period		Net book
Item	value at beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	44,736		10	3,513	41,223

Organization and development costs (b)	344,667	39,066	5	32,440	351,293

Total	389,403	39,066		35,953	392,516

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán SA, former Nuevo Banco Bisel SA and former Banco Privado de Inversiones SA acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015		12/31/2014
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,822,105	11.27	5,099,796	10.58
50 next largest customers	4,969,162	9.62	4,685,951	9.72
100 next largest customers	2,638,180	5.11	2,594,395	5.38
Other customers	38,246,686	74.00	35,834,281	74.32

Total	51,676,133	100.00	48,214,423	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	42,601,168	7,593,402	1,202,454	274,476	2,016	2,617	51,676,133

Other liabilities from financial intermediation

Central Bank of Argentina	7,351	1,132	1,503	3,123	4,421	211	17,741
International Banks and Institutions	25,984	12,444	766				39,194
Non-subordinated corporate bonds			13,294		938,372		951,666
Financing received from Argentine financial institutions	126,065	2,618	3,951	7,991	16,378	19,110	176,113
Other	3,118,155	89,704	12,090	903		88,878	3,309,730

	3,277,555	105,898	31,604	12,017	959,171	108,199	4,494,444

Subordinated corporate bonds		36,905				1,322,955	1,359,860

Total	45,878,723	7,736,205	1,234,058	286,493	961,187	1,433,771	57,530,437

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	Period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,083,760	214,686	138,891	4,499	1,155,056
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,346	80	942	2	230,482
Receivables from financial leases
For uncollectibility risk	4,456	129		25	4,560
Investments in other companies
For impairment in value	609				609
Other receivables
For uncollectibility risk	5,180	29		2	5,207

Total allowances	1,325,351	214,924	139,833	4,528	1,395,914

PROVISIONS
Contingent commitments	2,264	8		6	2,266
For other contingencies	109,786	9,447	8,229 2	2	111,002
Difference from court deposits dollarization	18,363	575			18,938
Administrative, disciplinary and criminal sanctions		13,776	2,400		11,376

Total Provisions	130,413	23,806	10,629	8	143,582

(1) See Notes 3.5.f). and 3.5.m).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1) See Note 10.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2015							12/31/2014
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss
Items	branches	US dollar	sterling	franc	Yen	Euro	Other	Total

ASSETS
Cash	4,102,163	4,031,331	8,019	778	1,009	47,553	13,473	4,731,883
Government and private securities	1,530,022	1,530,022						803,954
Loans	1,940,298	1,940,298						1,873,167
Other receivables from financial intermediation	425,359	425,356				3		259,626
Investments in other companies	389,983	389,983						377,447
Other receivables	96,234	96,234						81,242
Items pending allocation	2,424	2,424						3,107

Total	8,486,483	8,415,648	8,019	778	1,009	47,556	13,473	8,130,426

LIABILITIES
Deposits	2,906,822	2,906,822						2,998,040
Other liabilities from financial intermediation	1,762,726	1,742,251	691	74		19,455	255	1,632,907
Other liabilities	3,175	3,175						3,079
Subordinated corporate bonds	1,359,860	1,359,860						1,287,317
Items pending allocation								4

Total	6,032,583	6,012,108	691	74		19,455	255	5,921,347

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,324,215	1,324,215						1,191,573
Control	1,713,400	1,610,029				103,371		1,483,902
Derivatives	9,034	9,034						8,759
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	393,137	390,088				3,049		246,643

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Item	03/31/2015 (1)	12/31/2014 (1)

Loans
Overdrafts	14,140	20,685
Without Senior guarantees or counter-guarantees	14,140	20,685
Mortgage and pledge	7,370	7,588
With Senior “B” guarantees and counter-guarantees	6,948	7,122
Without Senior guarantees or counter-guarantees	422	466
Personal	1,050	614
Without Senior guarantees or counter-guarantees	1,050	614
Credit cards	16,171	8,939
Without Senior guarantees or counter-guarantees	16,171	8,939
Other	209,400	199,258
Without Senior guarantees or counter-guarantees	209,400	199,258
Total loans	248,131	237,084

Other receivables from financial intermediation	22,638	12,929

Receivables from financial leases and other	10,574	10,692

Contingent Commitments	30,870	3,724

Investments in other companies	1,418,167	1,323,331

Total	1,730,380	1,587,760

Provisions	3,263	3,057

(1) As of March 31, 2015 and December 31, 2014 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

					Originally		Weighted daily
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	25	16		129,230

		Federal
Repo transactions	Intermediation - own account	government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		1,610,871

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	7	2	1	687,554

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	8	4	30	168,580

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2015	12/31/2014
ASSETS

A.	CASH
	Cash on hand	3,665,603	4,703,574
	Due from banks and correspondents
	Central Bank of Argentina	6,725,879	9,459,016
	Local Other	43,260	17,921
	Foreign	1,373,449	1,253,156
	Other	552	535
		11,808,743	15,434,202

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	3,439,841	3,469,616
	Holdings booked at amortized cost	323,137	336,302
	Instruments issued by the Central Bank of Argentina	9,878,054	5,729,925
	Investments in listed private securities	1,104,514	776,655
		14,745,546	10,312,498

C.	LOANS
	To the non-financial government sector	570,348	604,417
	To the financial sector
	Interfinancing - (granted call)	391,000	105,000
	Other financing to Argentine financial institutions	90,296	107,657
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	2,144	1,210
	To the non-financial private sector and foreign residents
	Overdrafts	5,670,064	3,385,551
	Documents	4,633,897	4,627,375
	Mortgage loans	2,401,301	2,466,073
	Pledge loans	1,924,166	1,857,121
	Personal loans	17,243,883	16,120,921
	Credit cards	9,702,821	9,189,482
	Other	5,637,403	5,835,233
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	892,643	831,683
	less: Unearned discount	(196,580)	(205,384)
	less: Allowances (Note 4.)	(1,258,749)	(1,186,044)
		47,704,637	43,740,295

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2015	12/31/2014
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	932,362	810,922
	Amounts receivable from spot and forward sales pending settlement	1,725,508	275,223
	Securities and foreign currency receivables from spot and forward purchases pending settlement	251,140	50,246
	Unlisted corporate bonds	394,466	463,816
	Receivables from forward transactions without delivery of underlying asset	8,259	136,613
	Other receivables not covered by debtors classification standards	594,065	501,417
	Other receivables covered by debtors classification standards	320,752	345,953
	Accrued interest receivables covered by debtors classification standards	582	673
	less: Allowances (Note 4.)	(236,667)	(235,755)
		3,990,467	2,349,108

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	391,454	383,668
	Accrued interest and adjustments	6,121	5,202
	less: Allowances (Note 4.)	(4,574)	(4,459)
		393,001	384,411

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,214	1,176
	Other	11,600	11,561
	less: Allowances (Note 4.)	(1,531)	(1,506)
		11,283	11,231

G.	OTHER RECEIVABLES
	Receivables from sale of assets	2,812	2,804
	Other	641,781	607,819
	Accrued interest and adjustments receivable on from sale of assets	177	160
	Other accrued interest and adjustments receivable	13	14
	less: Allowances (Note 4.)	(5,407)	(5,383)
		639,376	605,414

H.	BANK PREMISES AND EQUIPMENT, NET	1,003,400	925,427

I.	OTHER ASSETS	913,069	808,239

J.	INTANGIBLE ASSETS
	Goodwill	41,223	44,736
	Organization and development costs	373,227	364,414
		414,450	409,150

K.	ITEMS PENDING ALLOCATION	17,806	15,659

TOTAL ASSETS		81,641,778	74,995,634

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

LIABILITIES		03/31/2015	12/31/2014

L.	DEPOSITS
	From the non-financial government sector	8,711,958	8,570,055
	From the financial sector	30,125	38,683
	From the non-financial private sector and foreign residents
	Checking accounts	12,047,889	11,896,322
	Savings accounts	10,691,829	11,013,878
	Time deposits	24,610,777	21,510,754
	Investment accounts	331,288	190,503
	Other	1,547,125	1,137,750
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	426,858	358,609
		58,397,849	54,716,554

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	17,877	16,959
	International Banks and Institutions	38,964	87,858
	Non-subordinated Corporate Bonds	938,372	909,890
	Amounts payable for spot and forward purchases pending settlement	327,931	122,466
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,680,854	235,574
	Financing received from Argentine financial institutions
	Interfinancing (received call)	124,500
	Other financing received from Argentine financial institutions	19,189	20,489
	Accrued interest payable	68
	Other	3,466,518	3,898,070
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	45,880	65,406
		6,660,153	5,356,712

N.	OTHER LIABILITIES
	Fees	25,755	12,196
	Other	2,290,039	1,859,148
		2,315,794	1,871,344

O.	PROVISIONS (Note 4.)	187,510	171,923

P.	SUBORDINATED CORPORATE BONDS	1,359,860	1,287,317

Q.	ITEMS PENDING ALLOCATION	13,914	6,966

	MINORITY INTERESTS IN SUBSIDIARIES	100,662	93,001

	TOTAL LIABILITIES	69,035,742	63,503,817

	SHAREHOLDERS' EQUITY	12,606,036	11,491,817

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		81,641,778	74,995,634

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2015	12/31/2014
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	119,425,967	99,719,828

Contingent	14,007,374	13,422,838
Guarantees received	13,255,713	12,934,170
Other not covered by debtors classification standards	113	126
Contingent debit-balance contra accounts	751,548	488,542

Control	104,067,820	80,804,064
Receivables classified as irrecoverable	1,460,591	1,386,465
Other	102,383,846	78,789,541
Control debit-balance contra accounts	223,383	628,058

Derivatives	985,364	5,125,002
Notional value of put options taken	9,034	8,759
Notional value of forward transactions without delivery of underlying asset	428,067	2,432,466
Derivatives debit-balance contra accounts	548,263	2,683,777

Trust activity	365,409	367,924
Trust funds	365,409	367,924

CREDIT-BALANCE ACCOUNTS	119,425,967	99,719,828

Contingent	14,007,374	13,422,838
Other guarantees provided covered by debtors classification standards	129,360	112,092
Other guarantees provided not covered by debtors classification standards	142,916	145,861
Other covered by debtors classification standards	354,256	219,559
Other not covered by debtors classification standards	125,016	11,030
Contingent credit-balance contra accounts	13,255,826	12,934,296

Control	104,067,820	80,804,064
Checks to be credited	223,383	628,058
Control credit-balance contra accounts	103,844,437	80,176,006

Derivatives	985,364	5,125,002
Notional value of call options sold	120,196	114,479
Notional value of forward transactions without delivery of underlying asset	428,067	2,569,298
Derivatives credit-balance contra account	437,101	2,441,225

Trust activity	365,409	367,924
Trust activity credit-balance contra accounts	365,409	367,924

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2015	03/31/2014

A.	FINANCIAL INCOME
	Interest on cash and due from banks	35	60
	Interest on loans to the financial sector	20,028	13,219
	Interest on overdrafts	350,234	351,660
	Interest on documents	248,888	248,032
	Interest on mortgage loans	120,643	115,727
	Interest on pledge loans	83,556	62,220
	Interest on credit card loans	603,428	408,071
	Interest on financial leases	18,766	20,260
	Interest on other loans	1,880,903	1,468,670
	Net income from government and private securities	1,105,431	270,966
	Interest on other receivables from financial intermediation	1,290	910
	Income from guaranteed loans - Presidential Decree No. 1,387/01	7,068	20,258
	CER (Benchmark Stabilization Coefficient) adjustment	9,278	36,895
	CVS (Salary Variation Coefficient) adjustment	44	251
	Difference in quoted prices of gold and foreign currency	77,727	678,932
	Other	41,109	220,122
		4,568,428	3,916,253

B.	FINANCIAL EXPENSE
	Interest on checking accounts		138
	Interest on savings accounts	14,088	11,059
	Interest on time deposits	1,391,401	1,120,384
	Interest on interfinancing received loans (received call)	3,073	17
	Interest on other financing from financial institutions		4
	Interest on other liabilities from financial intermediation	22,451	22,103
	Interest on subordinated bonds	31,923	29,152
	Other interest	689	812
	CER adjustment	1,245	3,196
	Contribution to Deposit Guarantee Fund	93,007	19,018
	Other	315,871	246,968
		1,873,748	1,452,851

	GROSS INTERMEDIATION MARGIN - GAIN	2,694,680	2,463,402

C.	PROVISION FOR LOAN LOSSES	201,692	131,302

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	20,988	17,249
	Related to deposits	779,735	622,183
	Other commissions	22,081	16,273
	Other	485,795	363,545
		1,308,599	1,019,250

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2015	03/31/2014

E.	SERVICE-CHARGE EXPENSE
	Commissions	87,316	62,490
	Other	252,336	202,454
		339,652	264,944

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	945,521	697,704
	Directors' and statutory auditors' fees	52,004	71,186
	Other professional fees	46,887	38,746
	Advertising and publicity	37,825	21,047
	Taxes	88,703	68,948
	Depreciation of bank premises and equipment	38,457	30,427
	Amortization of organization costs	34,962	27,614
	Other operating expenses	221,464	179,571
	Other	120,990	87,351
		1,586,813	1,222,594

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,875,122	1,863,812

G.	OTHER INCOME
	Income from long-term investments	2,863	4,527
	Penalty interest	15,175	12,556
	Recovered loans and allowances reversed	25,816	20,599
	CER adjustment	9	38
	Others	16,334	24,081
		60,197	61,801

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	17	1,442
	Charges for other receivables uncollectibility and other allowances	12,483	12,734
	Depreciation and loss of other assets	1,002	1,144
	Goodwill amortization	3,513	3,513
	Other	124,705	21,231
		141,720	40,064

	MINORITY INTEREST IN SUBSIDIARIES	(7,660)	(6,835)

	NET INCOME BEFORE INCOME TAX - GAIN	1,785,939	1,878,714

I.	INCOME TAX	671,720	692,376

	NET INCOME FOR THE PERIOD- GAIN	1,114,219	1,186,338

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2015	03/31/2014
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	18,193,305	13,512,271
Cash at the end of the period	15,650,057	12,345,465
Net decrease in cash	(2,543,248)	(1,166,806)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(1,218,866)	(2,999,897)
Loans
To the financial sector	(249,545)	82,755
To the non-financial government sector	50,304	3,373
To the non-financial private sector and foreign residents	(640,379)	2,011,135
Other receivables from financial intermediation	(1,311,351)	(2,982,662)
Receivables from financial leases	10,072	25,873
Deposits
From the financial sector	(8,558)	(1,683)
From the non-financial government sector	(36,273)	797,313
From the non-financial private sector and foreign residents	2,227,179	1,540,108
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	121,495	(113)
Others (except liabilities included under financing activities)	(226,205)	325,678
Collections related to service-charge income	1,311,790	1,017,657
Payments related to service-charge expenses	(338,295)	(254,667)
Administrative expenses paid	(1,429,283)	(1,092,354)
Payment of organization and development costs	(43,775)	(43,192)
Net collections from penalty interest	15,170	12,555
Differences from payments related to court orders	(2,424)	(347)
Collections of dividends from other companies	24	540
Other (payments) / collections related to other income and losses	(71,740)	20,159
Net payments from other operating activities	(283,954)	(569,018)
Payment of income tax	(315,997)	(202,456)
Net cash flows used in operating activities	(2,440,611)	(2,309,243)

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2015	03/31/2014
Investing activities
Net payments for bank premises and equipment	(109,315)	(115,611)
Net payments for other assets	(113,344)	(41,455)
Net cash flows used in investing activities	(222,659)	(157,066)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(39,108)	(36,255)
Central Bank of Argentina:
Other	673	(95)
International Banks and Institutions	(49,924)	(22,328)
Financing received from Argentine financial institutions	(1,300)	(771)
Net cash flows used in financing activities	(89,659)	(59,449)

Financial income and holding gains on cash and cash equivalents	209,681	1,358,952

Net decrease in cash	(2,543,248)	(1,166,806)

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2015	12/31/2014

COMMERCIAL

In normal situation	18,312,439	15,912,318
With Senior “A” guarantees and counter-guarantees	1,322,802	1,356,411
With Senior “B” guarantees and counter-guarantees	2,996,859	2,926,586
Without Senior guarantees or counter-guarantees	13,992,778	11,629,321

Subject to special monitoring	77,864	67,494
In observation
With Senior “A” guarantees and counter-guarantees	1,071
With Senior “B” guarantees and counter-guarantees	18,883	31,279
Without Senior guarantees or counter-guarantees	57,910	36,215

Troubled	30,626	86,085
With Senior “B” guarantees and counter-guarantees	18,732	26,506
Without Senior guarantees or counter-guarantees	11,894	59,579

With high risk of insolvency	317,711	244,230
With Senior “A” guarantees and counter-guarantees	4,695	1,206
With Senior “B” guarantees and counter-guarantees	184,569	152,521
Without Senior guarantees or counter-guarantees	128,447	90,503

Irrecoverable	41,324
With Senior “B” guarantees and counter-guarantees	26,723
Without Senior guarantees or counter-guarantees	14,601
Subtotal Commercial	18,779,964	16,310,127

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2015	12/31/2014

CONSUMER

Performing	30,746,210	29,235,948
With Senior “A” guarantees and counter-guarantees	520,870	502,532
With Senior “B” guarantees and counter-guarantees	2,185,542	2,191,291
Without Senior guarantees or counter-guarantees	28,039,798	26,542,125

Low risk	456,809	354,005
With Senior “A” guarantees and counter-guarantees	3,356	861
With Senior “B” guarantees and counter-guarantees	22,087	21,543
Without Senior guarantees or counter-guarantees	431,366	331,601

Medium risk	269,189	241,046
With Senior “A” guarantees and counter-guarantees	390
With Senior “B” guarantees and counter-guarantees	15,164	8,764
Without Senior guarantees or counter-guarantees	253,635	232,282

High risk	214,421	216,629
With Senior “A” guarantees and counter-guarantees	1,567	1,595
With Senior “B” guarantees and counter-guarantees	9,312	13,546
Without Senior guarantees or counter-guarantees	203,542	201,488

Irrecoverable	96,667	102,307
With Senior “A” guarantees and counter-guarantees	60
With Senior “B” guarantees and counter-guarantees	12,956	9,218
Without Senior guarantees or counter-guarantees	83,651	93,089

Irrecoverable according to Central Bank's rules	106	204
Without Senior guarantees or counter-guarantees	106	204

Subtotal Consumer	31,783,402	30,150,139
Total	50,563,366	46,460,266

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2015 and December 31, 2014 and (ii) the statements of income and cash flows for the three-month periods ended March 31, 2015 and 2014, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2015):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCISA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest: 1,979).

(c)	Consolidated with Macro Fondos SGFCISA (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of March 31, 2015 and December 31, 2014.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the three-month periods ended March 31, 2015 and 2014, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of March 31, 2015, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	213,683	1,884,615

Liabilities	169,608	1,495,889

Shareholders’ equity	44,075	388,726

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of March 31, 2015:

			Macro
			Bank	Other		Banco
	Banco	Banco del	Limited	subsidiaries		Macro SA
	Macro SA	Tucumán SA	(1)	(2)	Eliminations	(consolidated)

Assets	74,272,731	6,699,648	1,884,615	255,712	1,470,928	81,641,778

Liabilities	61,666,695	5,703,204	1,495,889	131,866	(38,088)	69,035,742

Shareholders’ equity	12,606,036	996,444	388,726	123,846	1,509,016	12,606,036

Income	1,114,219	75,856	12,496	11,562	99,914	1,114,219

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	03/31/2015	12/31/2014	03/31/2014

Cash	11,808,743	15,434,202	9,434,885

Government and private securities
Holdings booked at market value	784,946	769,679	784,958
Instruments issued by the Central Bank	2,871,072	1,809,774	2,125,622
Other receivables for financial intermediation
Other covered by debtor classification standards	185,296	179,650
Cash and cash equivalents	15,650,057	18,193,305	12,345,465

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8. to the stand-alone financial statements, certain assets are restricted as follows:

Item	03/31/2015	12/31/2014

2.1. Banco del Tucumán SA:
Government and Private securities
• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturity 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,070	8,284
Subtotal Government and Private securities	8,070	8,284
Other receivables from financial intermediation
• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	120,231	115,291
Subtotal other receivables from financial intermediation	120,231	115,291

Other receivables
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	13,818	11,202
Subtotal other receivables	13,818	11,202
Total	142,119	134,777

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item	03/31/2015	12/31/2014

2.2. Macro Securities SA:
Other receivables from financial intermediation
• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,951	8,446
Subtotal other receivables from financial intermediation	8,951	8,446
Investments in other companies
• Other	1,453	1,453
Subtotal investments in other companies	1,453	1,453
Total	10,404	10,404

2.3. Macro Fiducia SA:
Government and private securities
• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	4,955	4,421
Total	4,955	4,421

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as of March 31, 2015 and December 31, 2014, include assets amounted to 47,288 and 28,034, generated by Loans and other receivables from financial intermediation; liabilities amounted to 908,386 and 800,135 generated by Deposits; and memorandum accounts amounted to 1,552,882 and 1,272,193, mainly generated by Items in custody, respectively.

Additionally, as of March 31, 2015 and 2014, net income generated by those transactions amounted to 1,881 and 1,144, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 551 and 527, respectively. Net income from those transactions for the three-month period ended March 31, 2015 and 2014 amount to 1 and 2, respectively. Both balances and income were eliminated in the consolidation process.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2015:

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	period
Allowances
For loans	1,186,044	223,723	146,519	4,499	1,258,749
For other receivables from financial intermediation	235,755	1,861	947	2	236,667
For receivables from financial leases	4,459	140		25	4,574
For interests in other companies	1,506	25			1,531
For other receivables	5,383	36		12	5,407
Total	1,433,147	225,785	147,466	4,538	1,506,928

For contingent commitments	2,264	8		6	2,266
For other contingencies	138,604	11,413	8,255	2	141,760
For differences from court deposits dollarization	31,055	1,053			32,108
For administrative, disciplinary and criminal sanctions		13,776	2,400		11,376
Total	171,923	26,250	10,655	8	187,510

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2015 and December 31, 2014:

Type of contract / underlying asset	03/31/2015	12/31/2014

Futures / foreign currency	687,554	3,107,509
Repo transactions / Federal Government Securities	1,634,793	176,522
Forward contracts / foreign currency	168,580	1,894,255
Options / Other	129,230	123,238

Additionally, positions of transactions effective as of March 31, 2015 and December 31, 2014 are as follows:

Transaction	03/31/2015	12/31/2014

Net position of repurchase agreements	(1,609,353)	(176,522)
Net asset position of forward transactions without delivery of the underlying asset		(136,832)
Position of put options taken	9,034	8,759
Position of call options sold	(120,196)	(114,479)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13. to the Bank’s stand-alone financial statements, as of March 31, 2015 and December 31, 2014, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	03/31/2015	12/31/2014
• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,893	15,910
• Other managed portfolios.	26,129	22,929
Total	42,022	38,839

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of March 31, 2015 and December 31, 2014:

7.1.	Financial trusts for investment purposes

Financial trust	03/31/2015	12/31/2014

Certificates of participation	7,493	8,981
Debt securities		2,843
Total	7,493	11,824

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 16.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of March 31, 2015 and December 31, 2014, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 136 and 150, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 16.4. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

As of March 31, 2015 and December 31, 2014, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 307,920 and 318,961, respectively.

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director